UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CHATTEM, INC.

(Name of Subject Company)

CHATTEM, INC.

(Names of Persons Filing Statement)

Common Stock, without par value (including the associated Series A Junior Participating

Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Theodore K. Whitfield, Jr., Esq.

Vice President, General Counsel and Secretary

Chattem, Inc.

1715 West 38th Street

Chattanooga, Tennessee 37409

(423) 821-4571

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen F. Arcano, Esq.

Richard J. Grossman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Chattem, Inc., a Tennessee corporation (the “Company”), on January 11, 2010. The Statement relates to the offer (the “Offer”) by River Acquisition Corp., a Tennessee corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“sanofi”), to purchase all of the outstanding shares of common stock, without par value (including the associated preferred stock purchase rights, the “Shares”) of the Company at a price of $93.50 per Share (the “Offer Price”), net to the sellers in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by sanofi and certain of its affiliates, including Merger Sub, with the SEC on January 11, 2010.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by adding the following sentence to the end of the first footnote under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company—Cash Consideration for Outstanding Shares Pursuant to the Offer and the Merger” on page 2 of the Statement:

“Messrs. Guerry and Bosworth are two of five trustees of Hamico, Inc. and intend to support a decision by Hamico, Inc. to tender its Shares in the Offer.”

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the sixth paragraph under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Background of the Offer and Merger” on page 10 of the Statement:

“November 5, 2009 was the first time that sanofi indicated a price at which it would be interested in acquiring the Company.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the fourth sentence of the seventh paragraph under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Background of the Offer and Merger” on page 11 of the Statement and replacing it with the following:

“The Company Board considered the likelihood of another strategic partner or financial sponsor being interested in acquiring the Company at a price in excess of sanofi’s proposal and, based on discussions with Morgan Stanley, reviewed certain other third parties and their potential interest in the Company. Based on its review, the Company Board concluded that it was unlikely that another buyer would propose a transaction with more attractive terms.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by adding the following sentence to the end of the seventh paragraph under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Background of the Offer and Merger” on page 11 of the Statement:

“The Company Board also authorized management to retain Morgan Stanley as its financial advisor in connection with the proposed transaction with sanofi. The first substantive discussion by the Company Board of sanofi’s proposal to acquire the Company, as set forth in sanofi’s November 5th letter, was at this meeting.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence after the third sentence of the paragraph titled “Securities Research Analysts’ Future Price Targets” under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” on page 21 of the Statement:

“The discount rate used to present value the securities research analysts’ future price targets was 8.0%.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence at the end of the paragraph titled “Discounted Equity Value Analysis” under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” on page 21 of the Statement:

“The discount rate used to perform the discounted equity value analysis was 8.0%.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentences at the end of the paragraph titled “Discounted Cash Flow Analysis” under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” on page 24 of the Statement:

“The discounted cash flow analysis performed by Morgan Stanley resulted in implied perpetuity growth rates ranging from 0.6% to 2.1% and the present value of the deductible amortization in Morgan Stanley’s discounted cash flow analysis ranged from $108 million to $113 million. The discounted cash flow analysis treated stock-based compensation as a cash expense.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence at the end of the paragraph titled “Leveraged Buyout Analysis” under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” on page 25 of the Statement:

“The initial leverage ratio assumed in Morgan Stanley’s leveraged buyout analysis was 5.0x the ratio of the Company’s debt to fiscal year 2009 EBITDA.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by deleting the first sentence of the last paragraph under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” that begins on page 25 and ends on page 26 of the Statement and replacing it with the following:

“Pursuant to the terms of its engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion to the Company Board in connection with the transaction, and the Company agreed to pay Morgan Stanley a fee in the range of $21-23 million. Of this fee, $3 million was due and payable upon the announcement of the Merger Agreement. The remaining portion of the fee is contingent on the consummation of the Merger.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following sentence at the end of the last paragraph under the heading “(b) Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” on page 26 of the Statement:

“Morgan Stanley will not earn an advisory fee in connection with the potential termination of the Company’s hedge agreements and warrants entered into in connection with the Convertible Senior Notes.”

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following sentence at the end of the second paragraph under the heading “(a) Regulatory Approvals—United States Antitrust Compliance” on page 28 of the Statement:

“At 11:59 p.m., New York City time, on Monday, January 25, 2010, the waiting period applicable to Merger Sub’s purchase of the Shares in the Offer under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following sentence at the end of the second paragraph under the heading “(a) Regulatory Approvals—Other Foreign Competition Law Filings” on page 28 of the Statement:

“On January 13, 2010, sanofi filed the required merger notification to the Authority under Italian Law.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following sentence at the end of the paragraph under the heading “(b) Top-Up Option” on page 28 of the Statement:

“The Top-Up Option is not exercisable by sanofi prior to the acceptance of Shares by Merger Sub in the Offer. Merger Sub’s acceptance of Shares is conditioned on a majority of Shares on a fully-diluted basis (as defined in the Merger Agreement) being validly tendered in the Offer and such minimum condition cannot be waived by sanofi.”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following at the end of the disclosure under the heading “(g) Projections Disclosure” on page 33 of the Statement:

“In addition to the Projections, Company management also provided certain forecasts for the Company’s operating performance for fiscal years 2009 to 2014 to Morgan Stanley which were used by Morgan Stanley in conjunction with its valuation analyses of the Company and in deriving certain financial information presented to the Company Board, as set forth below (the “Forecast Information”). The Forecast Information was not provided or made available to any other party, including sanofi, prior to the execution of the Merger Agreement.

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to the Company’s future financial performance due to, among other reasons, the uncertainty of the underlying assumptions and estimates. The Forecast Information was not prepared with a view to public disclosure and is included in this Statement only because such information was utilized by Morgan Stanley in connection with its financial analyses. Some of the Forecast Information was not prepared in accordance with GAAP, as applied by the Company, and was not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the Forecast Information and accordingly, assumes no responsibility for them. The Forecast Information included in this Statement was derived from financial information which was prepared by, and is the responsibility of, Company management. The Forecast Information was prepared solely for internal use in support of strategic planning and is subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments.

The Forecast Information takes into account historical performance, combined with estimates regarding revenues, expenses, operating income, EBITDA and capital spending. Although the Forecast Information is presented with numerical specificity, it reflects numerous assumptions and estimates as to future events made by Company management that Company management believed were reasonable at the time the Forecast Information was prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. In addition, factors such as industry performance, the market for the Company’s existing and new products, and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of Company management, may cause the Forecast Information or the underlying assumptions not to be reflective of actual future results. In addition, the Forecast Information does not take into account any circumstances or events occurring after the date that the Forecast Information was prepared and, accordingly, does not give effect to the Merger or any changes to the Company’s operations or strategy that may be implemented after the Merger is consummated. Accordingly, there can be no assurance that the Forecast Information will be realized, and actual results may be materially greater or less than those contained in the Forecast Information. The inclusion of the Forecast Information should not be regarded as an indication that Morgan Stanley or any other recipient of the Forecast Information considered, or now considers, the Forecast Information to be predictive of actual future results.

Readers of this Statement are cautioned not to place undue reliance on the specific portions of the Forecast Information set forth below. No one has made or makes any representation to any shareholder or anyone else regarding the information included in the Forecast Information. For the foregoing reasons, as well as the bases and assumptions on which the Forecast Information was compiled, the inclusion of specific portions of the Forecast Information in this Statement should not be regarded as an indication that such Forecast Information will be an accurate prediction of future events, and they should not be relied on as such. The Company has prepared from time to time in the past, and may continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the Forecast Information provided in conjunction with the Offer and the Merger may differ from these projections. The Company does not intend to update or otherwise revise the Forecast Information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Forecast Information are shown to be in error or no longer appropriate.

As referred to below, EBITDA is a financial measure commonly used in the consumer healthcare and other industries but is not defined under GAAP. The EBITDA data presented below may not be comparable to similarly titled measures of other companies. The Company considers EBITDA an important indicator of its operational strength and performance, including its ability to pay interest, service debt and fund capital expenditures. The Company believes EBITDA provides investors with a useful measure of the Company’s ongoing operating performance. Further, EBITDA is one measure used in the calculation of certain ratios to determine the Company’s compliance with its existing credit facility. The Company’s presentation of EBITDA is not a measurement of financial performance and liquidity under GAAP and should not be considered as an alternative to net income, income from operations or any performance measures derived in accordance with GAAP, or as an alternative to cash flows provided by operating, investing or financing activities as a measure of liquidity.

The Forecast Information for the fiscal years 2009 through 2014 are as set forth below:

	Fiscal Year Ending November 30, (in millions, other than GAAP EPS)
	2009E	2010E	2011E	2012E	2013E	2014E
Net Revenues	$462	$483	$501	$522	$545	$569
EBITDA*	$164	$169	$181	$189	$202	$212
GAAP EPS†	$4.29	$4.62	$5.32	$5.64	$6.10	$6.75
Cash Flow from Operations	$113	$128	$136	$142	$150	$153

The financial forecasts provided by Company management to Morgan Stanley originally resulted from the Company’s strategic planning process and the ongoing operational management of the Company’s products. The key assumptions underlying the Forecast Information include:

•	A 4% increase in Net Revenues for each of fiscal years 2010, 2011, 2012, 2013 and 2014;

*	The calculation of EBITDA set forth in the Forecast Information and utilized by Morgan Stanley in its analyses did not add back non-cash amortization of stock-based compensation expenses.
†	Per Share amounts calculated assuming 19,300,000 Shares outstanding on a fully-diluted basis.

•

(i) (A) Moderate increases in advertising and promotion expense, on an absolute dollar basis, for fiscal years 2010, 2011, 2012, 2013 and 2014 and (B) an increase in advertising and promotion expense, as a percentage of Net Revenues, for fiscal 2010, as compared to the forecasted advertising and promotion expense, as a percentage of Net Revenues, for fiscal 2009, but a slight decrease in advertising and promotion expense, as a percentage of Net Revenues, for fiscal years 2011, 2012, 2013 and 2014, as compared to the percentage of advertising and promotion expense, as a percentage Net Revenues, for each respective immediately preceding fiscal year, and (ii) moderate increases in selling, general and administrative expenses, on an absolute dollar basis, for fiscal years 2010, 2011, 2012, 2013 and 2014, but a slight decrease in selling, general and administrative expenses, as a percentage of Net Revenues in support of the estimated growth in Net Revenues, for fiscal years 2010, 2011, 2012, 2013 and 2014;

•

Utilization of Cash Flow from Operations to fund (i) the requirements of a new manufacturing facility in Chattanooga, Tennessee in fiscal years 2009, 2010 and 2011 and maintenance level capital expenditures for fiscal years 2009, 2010, 2011, 2012, 2013 and 2014 and (ii) the early extinguishment of certain outstanding debt in fiscal years 2010 and 2011; and

•

The adoption of a new accounting pronouncement (FSP 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)) related to the Company’s outstanding Convertible Senior Notes (as defined below) that will increase GAAP reported interest expense.

Reconciliation of EBITDA to Net Income

The Forecast Information includes a forecast of the Company’s EBITDA. EBITDA, as defined by the Company, is net income before interest, taxes, depreciation and amortization, which includes the amortization of stock-based compensation. The calculation of EBITDA set forth in the Forecast Information and utilized by Morgan Stanley in its analyses did not add back non-cash amortization of stock-based compensation expenses. Also, although not determined at the time the Forecast Information was prepared, the Company would also include any non-cash brand impairment as a reconciling item to net income to arrive at EBITDA. During fiscal 2009, there was a brand impairment of approximately $38.0 million. EBITDA is not a financial measurement prepared in accordance with GAAP.

EBITDA should not be considered as a substitute for net income, income from operations or any performance measures derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, EBITDA presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA as set forth in the Forecast Information and net income, a financial measurement prepared in accordance with GAAP, is set forth below. The Company did not provide Morgan Stanley with this reconciliation. This reconciliation is included in this document pursuant to SEC rules.

	Fiscal Year Ending November 30, (in millions)
	2009E	2010E	2011E	2012E	2013E	2014E
GAAP Net Income	$83	$89	$103	$109	$118	$130
Income tax expense	47	50	58	62	67	74
Interest expense, net	28	24	14	13	12	3
Depreciation and amortization	6	6	6	5	5	5

EBITDA	$164	$169	$181	$189	$202	$212	”

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following at the end of the disclosure under the heading “(k) Litigation Disclosure” on page 35 of the Statement:

“The parties to the purported class actions have, following arm’s-length negotiations, agreed in principle upon a proposed settlement of such actions, which will be subject to Court approval. Pursuant to this proposed settlement, the Company is making certain supplemental disclosures contained in this Amendment. The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned actions or that they engaged in any wrongdoing. The defendants are settling the actions in order to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

CHATTEM, INC.

By:	/S/ THEODORE K. WHITFIELD, JR.
Name:	Theodore K. Whitfield, Jr.
Title:	Vice President, General Counsel and Secretary

Dated: January 28, 2010